Exhibit 4.2

DESCRIPTION OF SECURITIES
References to “we,” “us,” “our” or the “Company” herein are, unless the context otherwise indicates, to Noble Corporation plc and not to any of its subsidiaries. “$” indicates US Dollars and “£” indicates British Pounds Sterling.
General
The following sets forth a summary of the material terms of the securities of Noble Corporation plc registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including certain provisions of United Kingdom (“UK”) law and the material provisions of our Amended and Restated Articles of Association (the “Articles”). This summary is not intended to be a complete summary of the rights and preferences of such securities and is qualified entirely by reference to the Articles, the Tranche 1 Warrant Agreement, dated as of September 30, 2022, by and among the Company, Computershare Inc. and Computershare Trust Company, N.A. (the “Tranche 1 Warrant Agreement”) and the Tranche 2 Warrant Agreement, dated as of September 30, 2022, by and among the Company, Computershare Inc. and Computershare Trust Company, N.A. (the “Tranche 2 Warrant Agreement”). You should refer to the Articles, the Tranche 1 Warrant Agreement and the Tranche 2 Warrant Agreement which are included as exhibits to the report to which this exhibit is attached, for a complete description of the rights and preferences of our securities. The summary below is also qualified by reference to the provisions of the UK Companies Act of 2006 (the “Companies Act”), as applicable.
Ordinary Shares
Authorized Share Capital. The Company’s authorized share capital consists of (i) A Ordinary Shares denominated in US Dollars with a nominal value of $0.00001 per share (the “A Ordinary Shares”); (ii) B Ordinary Shares denominated in British Pounds Sterling with a nominal value of £1 per share (the “B Ordinary Shares”); and (iii) Capitalization Shares denominated in US Dollars with a nominal value of $1.00 each (the “Capitalization Shares”).
A Ordinary Shares shall be issued with voting rights attached to them and each A Ordinary Share shall rank equally with all other shares in the capital of the Company that have voting rights for voting purposes. Each A Ordinary Share shall rank equally with all other shares in the capital of the Company for any dividend declared and for any distribution made on a winding up of the Company.
B Ordinary Shares shall be issued without voting rights attached to them. B Ordinary Shares shall have no entitlement to dividends. B Ordinary Shares do not have any right to participate in any distribution on a winding up of the Company save that after the return of the nominal value paid up or credited as paid up on every A Ordinary Share in the capital of the Company and the distribution of £100,000,000 to each holder thereof, each B Ordinary Share shall be entitled to £1. The B Ordinary Shares may be issued as redeemable shares.

Capitalization Shares shall be issued without voting rights attached to them. Capitalization Shares shall have no entitlement to dividends. Capitalization Shares do not have any right to participate in any distribution on a winding up of the Company save that after the return of the nominal value paid up or credited as paid up on every other class of share in the capital of the Company and the distribution of $100,000,000 to each holder thereof, each Capitalization Share shall be entitled to $1. The Capitalization Shares may be issued as redeemable shares.
Under our Articles, and as permitted by the Companies Act, we do not have a maximum number of shares authorized for issuance.
Dividends. Under the Companies Act, the Company is permitted to declare dividends and make distributions only out of distributable profits.
Under the Articles, the Board of Directors may from time to time recommend, and the Company may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by the Companies Act and the Articles. Except as otherwise provided by the rights attached to shares of the Company, all shares of the Company will carry a pro rata entitlement to the receipt of dividends, and no dividend or other monies payable by the Company in respect of a share in the Company shall bear interest against the Company, unless otherwise provided by the rights attached to the share. Dividends may be declared and paid in any currency or currencies that the Board of Directors may determine, using an exchange rate selected by the Board of Directors for any currency conversions required.
Shareholder Rights
Voting Rights. Under the Articles, all resolutions at an annual general meeting or other general meeting will be decided on a poll. On a poll each shareholder who is present, in person or by proxy, at the general meeting, is entitled to one vote for every A Ordinary Share held by such shareholder in the name of that shareholder on record at the relevant record date. B Ordinary Shares and Capitalization Shares shall be issued without voting rights attached to them.
Under the Companies Act, an ordinary resolution proposed at an annual general meeting or other general meeting of the shareholders requires approval by a simple majority of the voting rights represented in person or by proxy at the meeting. Matters requiring an ordinary resolution of the shareholders under the Companies Act include the following:

•	approval of directors’ long-term service contracts, substantial property transactions with or loans to directors;

•	ratification of acts by directors;

•	the approval of the directors’ remuneration report and remuneration policy;

•	a subdivision or consolidation of share capital;

•	a redenomination of share capital; and

•	authorization of off-market share purchases.
Under the Companies Act, a special resolution proposed at an annual general meeting or other general meeting of the shareholders requires approval by not less than 75% of the voting rights represented in person or by proxy at the meeting. Matters requiring a special resolution under the Companies Act include the following:

•	altering a company’s articles of association;

•	re-registration of a company from public to private or from private to public;

•	changing the name of a company (unless otherwise provided for in the company’s articles of association—the Articles permit the company’s name to be changed by the Board of Directors);

•	varying the class rights of shares, unless otherwise provided for in the articles of association;

•	reducing share capital;

•	implementing a scheme of arrangement; and

•	commencing or terminating a member’s voluntary winding up.

Dissolution; Liquidation Rights. The Company may be dissolved and wound up at any time by way of a member’s voluntary winding up, a creditors’ voluntary winding up, or a compulsory winding up. Generally, a member’s voluntary winding up occurs when the company is solvent and a creditors’ voluntary winding up occurs when it is insolvent. Both processes are initiated by the company passing a special resolution. A liquidator (a qualified insolvency practitioner) needs to be appointed for a creditors’ voluntary winding up. Upon dissolution, after satisfaction of the claims of creditors, the assets of the Company would be distributed to shareholders in accordance with their respective interests.
Preemptive Rights. The Companies Act grants pre-emptive rights on the issue of Ordinary Shares. Consequently, the Board of Directors, save in limited circumstances, can only issue shares if they are first offered to existing ordinary shareholders in proportion to their existing holdings, unless a special resolution has been passed to grant them authority to issue shares on a non pre-emptive basis. By special resolution on September 29, 2022, and as permitted by UK law, the Company opted to exclude pre-emptive rights for a period of five years with respect to the allotment of 27,017,235 ordinary shares. Shareholder approval is necessary no less frequently than every five years to renew this authorization.
Share Repurchases, Redemptions and Conversions. Subject to the Companies Act and to any pre-emptive rights shareholders may have, the Company may repurchase any of its own shares (including any redeemable shares, if the Board of Directors should decide to issue any) by way of “off market purchases” with the prior approval of an ordinary shareholder resolution. Such approval may be for a specific repurchase or constitute a general authority lasting for up to five years from the date of the resolution, and renewal of such approval for additional five year terms may be sought more frequently. However, shares may only be repurchased out of distributable reserves or, subject to certain exceptions, the proceeds of a fresh issue of shares made for that purpose. The Company authorized the repurchase of up to 15% per annum of the issued share capital as of the beginning of each fiscal year for a five year period (subject to an overall aggregate maximum number of shares to be set forth in the resolution).

Under the Companies Act, the Company may issue shares which will or can be redeemed by the Company or by the holder of such redeemable shares. Our A Ordinary Shares are not subject to any redemption or exchange provisions.

Under the Companies Act, following the redemption or repurchase of shares, the Company may hold the shares in treasury (and subsequently cancel them, sell them, or transfer them for the purpose of or under an employees’ share scheme) to the extent it is authorized to do so by an ordinary resolution of the shareholders. There must at all times be sufficient shares in the Company outstanding that are not held in treasury to satisfy the minimum share capital requirements under the Companies Act.

Consolidation and Division; Subdivision. Under the Companies Act, the Company may, by ordinary resolution of the shareholders, consolidate all or any of its share capital into shares of larger amount than its existing shares, or subdivide all or any of its existing shares into shares of a smaller amount than its existing shares.

Reduction of Share Capital. Under the Companies Act, the Company may reduce its capital only by way of a court approved procedure, preceded by the approval of a majority of three-quarters of its shareholders.

General Meetings

General Meetings of Shareholders. The Company must hold its annual general meeting in each period of six months beginning with the day following its accounting reference date (which is its accounting year end of December 31). Under English law and the Articles, an annual general meeting must be called by at least 21 clear days’ notice. Shareholders must be notified of all general meetings at least 21 clear days prior to the meeting. This notice period can be shortened if all shareholders who are permitted to attend and vote agree to the shorter notice. “Clear days” means calendar days and excludes (1) the date on which a notice is given or a request received; and (2) the date of the meeting itself. The notice of the annual general meeting must state the time, date and place of the meeting and the general nature of the business to be dealt with, and must state whether the meeting is a physical meeting or a hybrid meeting.

Calling General Meetings of Shareholders. The Articles provide that general meetings of shareholders may be called on the order of the Board of Directors. Under the Companies Act, one or more shareholders representing at least 5% of the paid-up share capital of the Company carrying voting rights at general meetings have the right to requisition the holding of an extraordinary general meeting.

Quorum for Meetings of Shareholders. Under the Articles, except as otherwise provided by law, a quorum shall be members who, present in person (which, in the case of a corporate member shall include being present by a representative) or by proxy, together represent at least the majority of the total voting rights of all the members entitled to vote in relation to the meeting. Certain specified matters require a quorum of two-thirds of the total voting rights, being (i) the adoption of a resolution to remove a serving board member; and (ii) amendments to certain provisions of the Articles.

Corporate Governance

Under English law and the Articles, the authority for the overall management of the Company is vested in the Board of Directors. The Board of Directors may delegate any of its powers on such terms as it thinks fit in accordance with the Articles and English law, although, the Board of Directors will remain responsible, as a matter of English law, for the proper management of the affairs of the Company and the directors are not allowed to leave the performance of their duties to others. The directors must ensure that any delegation is and remains appropriate and that an adequate system of control and supervision is in place.
Size of Board and Vacancies. The Articles provide that the number of directors shall not be less than three nor more than eleven. The Board of Directors has the power to appoint a person as a director by simple majority resolution, either to fill a vacancy or as an additional position. Under English law and the Articles, the Company’s shareholders have the power to remove a director without cause by ordinary resolution, irrespective of any provisions in the Articles, provided that 28 clear days’ notice of the resolution is given to the Company.

Acquisitions

An English private limited company may be acquired in a number of ways, including by means of a “scheme of arrangement” between the company and its shareholders or by means of a takeover offer.

Compulsory Acquisition of Shares. Under sections 974 to 991 of the Companies Act, if an offeror acquires or contracts to acquire not less than 90% of the shares (in value and by voting rights), the offeror may give notice, to the holder of any shares to which the offer relates and which the offeror has not acquired or unconditionally contracted to acquire that he wishes to acquire and is entitled to so acquire those shares on the same terms as the general offer.

Schemes of Arrangement. A “scheme of arrangement” is a statutory procedure under the Companies Act pursuant to which the English courts may approve an arrangement between an English company and some or all of its shareholders. In a “scheme of arrangement”, the company would make an initial application to the court to convene a meeting or meetings of its shareholders at which a majority in number of shareholders representing 75% of the voting rights of the shareholders present and voting either in person or by proxy at the meeting must agree to the arrangement by which they will sell their shares in exchange for the consideration being offered by the bidder. If the shareholders so agree, the company will return to court to request the court to sanction the arrangement. Upon such a scheme of arrangement becoming effective in accordance with its terms and the Companies Act, it will bind the company and such shareholders.

Takeover Offer. A takeover offer is an offer to acquire all of the outstanding shares of a company (other than shares which at the date of the offer are already held by the offeror). The offer must be made on identical terms to all holders of shares to which the offer relates. If the offeror, by virtue of acceptances of the offer, acquires or contracts to acquire more than 90% in par value of the shares to which the offer relates, the Companies Act allows the offeror to give notice to any non-accepting shareholder that the offeror intends to acquire his or her shares through a compulsory acquisition (also referred to as a “squeeze out”), and the shares of such non-accepting shareholders will be acquired by the offeror six weeks later on the same terms as the offer, unless the shareholder objects to the English court and the court enters an order that the offeror is not entitled to acquire the shares or specifying terms of the acquisition different from those of the offer. The Companies Act permits a scheme of arrangement or takeover offer to be made relating only to a particular class or classes of a company’s shares.

Additionally, Danish takeover restrictions apply to attempted takeovers of the Company. The Danish Takeover Order includes rules concerning public tender offers for the acquisition of shares admitted to trading on a regulated market (including Nasdaq Copenhagen). Pursuant to the Danish rules on mandatory tender offers, if a shareholding is transferred, directly or indirectly, in a company with one or more share classes admitted to trading on a regulated market, to an acquirer or to persons acting in concert with such acquirer, the acquirer and the persons acting in concert with such acquirer, if applicable, shall give all shareholders of the company the option to dispose of their shares on identical terms, if the acquirer, or the persons acting in concert with such acquirer, as a result of the transfer, gains control over the company as a result of the transfer. Control exists if the acquirer, or persons acting in concert with such acquirer, directly or indirectly, holds at least one-third of the voting rights in the company, unless it can be clearly proven in special cases that such ownership does not constitute control. Exemptions from the mandatory tender offer rules may only be granted under special circumstances by the DFSA. The application of the mandatory tender offer rule could inter alia have a deterrent effect on potential acquirers of our shares if such acquisition would result in a transfer of control over the Company, if this would trigger an obligation to make a mandatory tender offer.

Disclosure of Interests in Shares

Requirements under the Companies Act. Under English law and the Articles, the Company may give notice to any person who it knows or has reasonable cause to believe to be interested in our shares (or to have been interested in the previous three years) requiring that person to provide to the Company details of the person’s interest.

If a shareholder of the Company fails to respond to such a request within 14 calendar days, the Company can impose sanctions on that holder which include the suspension of voting rights in the relevant shares and, where the relevant shares represent at least 0.25% of the class (excluding treasury shares), the suspension of dividend and share transfer rights. The Board of Directors may suspend or terminate any and all of the sanctions in its discretion at any time. These sanctions automatically cease when such shareholder complies with the request.

Requirements under the Exchange Act. Shareholders are subject to certain reporting requirements under the Exchange Act. Shareholders owning more than 5% of any class of equity securities registered pursuant to Section 12 of the Exchange Act must comply with disclosure obligations under Section 13 of the Exchange Act.

Directors and officers of the issuer with a registered class of equity securities, and any person or group that has beneficial ownership of more than 10% of such class, face additional requirements regarding the disclosure of ownership and equity trading. Each such director, officer, person or group will be considered an insider under Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Insiders must make an initial filing on Form 3 within 10 days after the filer’s becoming an insider and must disclose beneficial ownership of all securities of the issuer. Insiders must also file Form 4 reports disclosing transactions resulting in a change in beneficial ownership within two business days following the execution date of the transaction, except for limited types of transactions eligible for deferred reporting on Form 5. In addition, insiders are required to report on Form 5 within 45 days after the issuer’s fiscal year-end any transactions or holdings that should have been, but were not, reported on Form 3 or 4 during the issuer’s most recent fiscal year and any transactions eligible for deferred reporting.

Requirements under Nasdaq Copenhagen. Shareholders in companies with shares admitted to trading and official listing on Nasdaq Copenhagen are, pursuant to Section 38 of the Danish Capital Markets Act, required to give simultaneous notice to the company and the Danish Financial Supervisory Authority (“DFSA”) of the shareholding in the company, when the shareholding reaches, exceeds or falls below thresholds of 5%, 10%, 15%, 20%, 25%, 50% or 90% and limits of one-third or two-thirds of the voting rights or nominal value of the total share capital.

A shareholder in a company means a natural or legal person who, directly or indirectly, holds: (i) shares in the company on behalf of himself/herself/itself and for his/her/its own account; (ii) shares in the company on behalf of himself/herself/itself, but for the account of another natural or legal person; or (iii) depository receipts, where such holder is considered a shareholder in relation to the underlying shares represented by the depository receipts.

The duty to notify set forth above further applies to natural and legal persons who are entitled to acquire, sell or exercise voting rights which are:

•	held by a third party with whom that natural or legal person has concluded an agreement, which obliges them to adopt, by concerted exercise of the voting rights they hold, a lasting common policy towards the management of the issuer in question (common duty to inform for all parties to the agreement);

•	held by a third party under an agreement concluded with that natural or legal person providing for the temporary transfer of the voting rights in question in return for consideration;

•	attached to shares which are lodged as collateral for that natural or legal person, provided the person controls the voting rights and declares an intention of exercising them;

•	attached to shares in which that natural or legal person has a lifelong right of disposal;

•	held, or may be exercised within the meaning of (i) to (iv), by an undertaking controlled by that person or entity;

•	attached to shares deposited with that natural or legal person and which the person can exercise at his/her/its own discretion in the absence of specific instructions from the shareholders;

•	held by a third party in its own name on behalf of that person; or

•	exercisable by that person through a proxy where that person may exercise the voting rights at his/her/its discretion in the absence of specific instructions of the shareholder.
The duty to notify set forth above also applies to anyone, who directly or indirectly holds (a) financial instruments that afford the holder either an unconditional right to acquire or the discretion as to his/her/its right to acquire existing shares (e.g., share options); and/or (b) financial instruments based on existing shares and with an economic effect equal to that of the financial instruments mentioned in (a), regardless of them not affording the right to purchase existing shares (e.g., cash-settled derivatives linked to the value of the shares in question). Holding these kinds of financial instruments counts towards the thresholds mentioned above and may thus trigger a duty to notify by itself or when accumulated with a shareholding.
The notification shall be made promptly but no later than four weekdays after the shareholder was aware or should have become aware of the completion of the transaction, and in accordance with the provisions of Danish Executive Order no. 1172 of 31 October 2017 on Major Shareholders. The shareholder is deemed to have become aware of the completion of the transaction two weekdays after the completion of the transaction. The shareholder shall disclose the change in voting rights and shares, including the number of voting rights (and the distribution of voting rights among share classes, if applicable) and shares held directly or indirectly by the shareholder following the transaction. The notification shall further state the transaction date on which the threshold was reached or no longer reached and the identity of the shareholder as well as the identity of any natural or legal person with the right to vote on behalf of the shareholder and in the case of a group structure, the chain of controlled undertakings through which voting rights are effectively held. The information shall be notified to the company and simultaneously submitted electronically to the DFSA. Failure to comply with the notification requirements is punishable by fine or suspension of voting rights in instances of gross or repeated non-compliance.
When an obligation to notify rests on more than one natural or legal person the notification may be made through a joint notification. However, use of a joint notification does not exempt the individual shareholders or natural or legal persons from their responsibilities in connection with the obligation to notify or the contents of the notification. After receipt of the notification, the company shall promptly, but not later than three weekdays thereafter, publish the contents of the notification.
A similar duty, as set forth above, also applies to a company’s holding of treasury shares. A company with shares admitted to trading and official listing on Nasdaq Copenhagen is required to promptly, but not later than four weekdays thereafter, publish an announcement specifying the company’s, direct or indirect, holding of treasury shares, when the holding reaches, exceeds or falls below the thresholds of 5% or 10% of the voting rights or the nominal value of the share capital. This duty applies regardless of whether the company holds the treasury shares itself or through a person acting in his own name but on the company’s behalf.
The Short Selling Regulation (236/2012/EU) includes certain notification requirements in connection with short selling and imposes restrictions on uncovered short selling of shares admitted to trading on a trading venue (including Nasdaq Copenhagen).
When a natural or legal person reaches, exceeds or falls below a net short position of 0.2% of the issued share capital of a company that has shares admitted to trading on a trading venue, such person shall make a notification to the relevant competent authority, which in Denmark is the DFSA. The obligation to notify the DFSA, moreover, applies in each case where the net short position reaches, exceeds or falls below each 0.1% threshold above the 0.2% threshold. In addition, when a natural or legal person reaches, exceeds or falls below a net short position of 0.5% of the issued share capital of a company that has shares admitted to trading on a trading venue in the European Union and each 0.1% above that, such person shall make a public notification of its net short position via the DFSA. The notification requirements apply to both physical and synthetic short positions. In addition uncovered short selling (naked short selling) of shares admitted to trading on a trading venue is prohibited.
A natural or legal person is prohibited from entering into a short sale of shares admitted to trading on a trading venue unless one of the following conditions is satisfied: (i) the natural or legal person has borrowed the share or has made alternative provisions resulting in a similar legal effect; (ii) the natural or legal person has entered into an agreement to borrow the share or has another absolutely enforceable claim under contract or property law to be transferred ownership of a corresponding number of securities of the same class so that settlement can be effected when it is due; or (iii) the natural or legal person has an arrangement with a third party under which that third party has confirmed that the share has been located and has taken measures vis-à-vis third parties necessary for the natural or legal person to have a reasonable expectation that settlement can be effected when it is due. Certain exemptions apply to the prohibition, such as in the case of market-makers or in connection with stabilization in accordance with the Commission Delegated Regulation (EU) 2016/1052.

Tranche 1 Warrants

Exercise. The Tranche 1 Warrants are exercisable for one A Ordinary Share per Tranche 1 Warrant at an initial exercise price of $19.27 per Tranche 1 Warrant, as may be adjusted from time to time pursuant to the Tranche 1 Warrant Agreement (the “Tranche 1 Exercise Price”). The Tranche 1 Warrants are exercisable until 5:00 p.m., Eastern time, on February 4, 2028, at which time all unexercised Tranche 1 Warrants will expire and the rights of the holders of such Tranche 1 Warrants to purchase A Ordinary Shares will terminate. Each of the Tranche 1 Warrants is exercisable by a holder paying the Tranche 1 Exercise Price therefor in cash or on a cashless basis, at the election of the holder, upon the terms and subject to the conditions set forth in the Tranche 1 Warrant Agreement.

Anti-Dilution Adjustments. The number of A Ordinary Shares for which a Tranche 1 Warrant is exercisable, and the Tranche 1 Exercise Price therefor, are subject to adjustment from time to time upon the occurrence of certain events, including share sub-division, consolidation, capitalization, certain offers by the Company to repurchase Ordinary Shares, dividends and distributions of cash, other securities or other property and certain rights offerings.

No Rights as Shareholders. Pursuant to the Tranche 1 Warrant Agreement, no holder of Tranche 1 Warrants shall have or exercise any rights held by holders of A Ordinary Shares solely by virtue thereof as a holder of Tranche 1 Warrants, including the right to vote and to receive dividends and other distributions as a holder of Ordinary Shares.

Mandatory Exercise. The Tranche 1 Warrant Agreement provides that, from and after the date on which the Tranche 1 Mandatory Exercise Condition (as described below) has occurred and is continuing, each of the Company, on the one hand, and holders of Tranche 1 Warrants holding greater than 1,666,616 Tranche 1 Warrants or, if 1,666,616 or fewer Tranche 1 Warrants remain outstanding, all holders of Tranche 1 Warrants (the “Tranche 1 Required Mandatory Exercise Warrantholders”), on the other hand, have the right and option (but not the obligation) to (i) in the case of the Company, cause all of the Tranche 1 Warrants, and (ii) in the case of the electing Tranche 1 Required Mandatory Exercise Warrantholders, cause all of their respective Tranche 1 Warrants, to be automatically exercised on a cashless basis upon the terms and subject to the conditions set forth therein (a “Tranche 1 Mandatory Exercise”). Pursuant to the Tranche 1 Warrant Agreement, the “Tranche 1 Mandatory Exercise Condition” has occurred if (i) the Company meets or exceeds certain trading price and volume thresholds or (ii) three and one-half years have elapsed since February 5, 2021. A Tranche 1 Mandatory Exercise entitles the holder of each Tranche 1 Warrant subject thereto to (i) the number of Ordinary Shares issuable upon exercise of such Tranche 1 Warrant on a cashless basis and (ii) an amount payable in cash, Ordinary Shares or a combination thereof (in the Company’s sole discretion) equal to Black Scholes

Value (as defined in the Tranche 1 Warrant Agreement) multiplied by a fraction, (A) the numerator of which is (x) the number of Ordinary Shares issuable upon exercise of such Tranche 1 Warrant on a cash basis minus (y) the number of Ordinary Shares issuable upon exercise of such Tranche 1 Warrant on a cashless basis, and (B) the denominator of which is the number of Ordinary Shares issuable upon exercise of such Tranche 1 Warrant on a cash basis.

As of February 15, 2024, there were 1,112,314 Tranche 1 Warrants outstanding.

Tranche 2 Warrants

Exercise. The Tranche 2 Warrants are exercisable for one A Ordinary Share per Tranche 2 Warrant at an initial exercise price of $23.13 per Tranche 2 Warrant, as may be adjusted from time to time pursuant to the Tranche 2 Warrant Agreement (the “Tranche 2 Exercise Price”). The Tranche 2 Warrants are exercisable until 5:00 p.m., Eastern time, on February 4, 2028, at which time all unexercised Tranche 2 Warrants will expire and the rights of the holders of such Tranche 2 Warrants to purchase A Ordinary Shares will terminate. Each of the Tranche 2 Warrants is exercisable by a holder paying the Tranche 2 Exercise Price therefor in cash or on a cashless basis, at the election of the holder, upon the terms and subject to the conditions set forth in the Tranche 2 Warrant Agreement.

Anti-Dilution Adjustments. The number of A Ordinary Shares for which a Tranche 2 Warrant is exercisable, and the Tranche 2 Exercise Price therefor, are subject to adjustment from time to time upon the occurrence of certain events, including share sub-division, consolidation, capitalization, certain offers by the Company to repurchase A Ordinary Shares, dividends and distributions of cash, other securities or other property and certain rights offerings.

No Rights as Shareholders. Pursuant to the Tranche 2 Warrant Agreement, no holder of Tranche 2 Warrants shall have or exercise any rights held by holders of A Ordinary Shares solely by virtue thereof as a holder of Tranche 2 Warrants, including the right to vote and to receive dividends and other distributions as a holder of A Ordinary Shares.

Mandatory Exercise. The Tranche 2 Warrant Agreement provides that, from and after the date on which the Tranche 2 Mandatory Exercise Condition (as described below) has occurred and is continuing, each of the Company, on the one hand, and holders of Tranche 2 Warrants holding greater than 1,666,616 Tranche 2 Warrants or, if 1,666,616 or fewer Tranche 2 Warrants remain outstanding, all holders of Tranche 2 Warrants (the “Tranche 2 Required Mandatory Exercise Warrantholders”), on the other hand, have the right and option (but not the obligation) to (i) in the case of the Company, cause all of the Tranche 2 Warrants, and (ii) in the case of the electing Tranche 2 Required Mandatory Exercise Warrantholders, cause all of their respective Tranche 2 Warrants, to be automatically exercised on a cashless basis upon the terms and subject to the conditions set forth therein (a “Tranche 2 Mandatory Exercise”).

Pursuant to the Tranche 2 Warrant Agreement, the “Tranche 2 Mandatory Exercise Condition” has occurred if (i) the Company meets or exceeds certain trading price and volume thresholds or (ii) three and one-half years have elapsed since February 5, 2021. A Tranche 2 Mandatory Exercise entitles the holder of each Tranche 2 Warrant subject thereto to (i) the number of Ordinary Shares issuable upon exercise of such Tranche 2 Warrant on a cashless basis and (ii) an amount payable in cash, Ordinary Shares or a combination thereof (in the Company’s sole discretion) equal to Black Scholes Value (as defined in the Tranche 2 Warrant Agreement) multiplied by a fraction, (A) the numerator of which is (x) the number of Ordinary Shares issuable upon exercise of such Tranche 2 Warrant on a cash basis minus (y) the number of Ordinary Shares issuable upon exercise of such Tranche 2 Warrant on a cashless basis, and (B) the denominator of which is the number of Ordinary Shares issuable upon exercise of such Tranche 2 Warrant on a cash basis.

As of February 15, 2024, there were 1,144,741 Tranche 2 Warrants outstanding.

Anti-Takeover Provisions

Takeover offers and certain other transactions in respect of certain public companies are regulated by the Takeover Code, which is administered by the Takeover Panel, a body consisting of representatives of the City of London financial and professional institutions which oversees the conduct of takeovers (the “Takeover Panel”).

An English public limited company is potentially subject to the protections afforded by the Takeover Code if, among other factors, a majority of its directors are resident within the UK, the Channel Islands or the Isle of Man. Based upon Company’s current and intended plans for its directors, the Company does not believe that the Takeover Code applies to the Company. However, it is possible that, in the future, circumstances could change that may cause the Takeover Code to apply to the Company.

The protections afforded by the Takeover Code include the requirement that if (i) a person acquires an interest in shares in a company to which the Takeover Code applies, which when taken together with shares already held by him or persons acting in concert with him, carry 30% or more of the voting rights in the company or (ii) a person who, together with persons acting in concert with him, has an interest in not less than 30% of the voting rights of the company but does not hold shares carrying more than 50% of the voting rights in the company acquires additional interests in shares which increase the percentage of shares carrying voting rights in which that person has an interest, the acquiror and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer for the outstanding shares in the company at a price not less than the highest price paid for any interests in the shares by the acquiror or its concert parties during the previous 12 months.

Following Brexit, it is not clear, and the Takeover Panel and the DFSA would need to be consulted with if the Takeover Code ever applied to the Company, how the takeover restrictions in each of the Takeover Code and the Danish Takeover Order would both be applied to the Company if the Takeover Code applied to the Company. The potential application of two differing sets of takeover restrictions could, inter alia, have a deterrent effect on potential acquirers of shares if such acquisition would trigger an obligation to make a mandatory bid and/or a mandatory tender offer, as applicable.

Additionally, Danish takeover restrictions apply to attempted takeovers of the Company. The Danish Takeover Order includes rules concerning public tender offers for the acquisition of shares admitted to trading on a regulated market (including Nasdaq Copenhagen). Pursuant to the Danish rules on mandatory tender offers, if a shareholding is transferred, directly or indirectly, in a company with one or more share classes admitted to trading on a regulated market, to an acquirer or to persons acting in concert with such acquirer, the acquirer and the persons acting in concert with such acquirer, if applicable, shall give all shareholders of the company the option to dispose of their shares on identical terms, if the acquirer, or the persons acting in concert with such acquirer, as a result of the transfer, gains control over the company as a result of the transfer. Control exists if the acquirer, or persons acting in concert with such acquirer, directly or indirectly, holds at least one-third of the voting rights in the company, unless it can be clearly proven in special cases that such ownership does not constitute control. Exemptions from the mandatory tender offer rules may only be granted under special circumstances by the DFSA. The application of the mandatory tender offer rule could inter alia have a deterrent effect on potential acquirers of our shares if such acquisition would result in a transfer of control over the Company, if this would trigger an obligation to make a mandatory tender offer.

Transfer Agent and Warrant Agent

The transfer agent for our ordinary shares and warrant agent for our warrants is Computershare Trust Company, N.A. Our shares may be held in either certificated or uncertificated form. Under the Articles, subject to the Companies Act, certificated shares may be transferred by an instrument of transfer (in any usual form), duly executed, with such evidence as the Board of Directors may reasonably require to show the right of the transferor to make the transfer.